

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

David Barthel
Chief Executive Officer
Marizyme, Inc.
555 Heritage Drive, Suite 205
Jupiter, Florida 33458

> **Re: Marizyme, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2023**
> **File No. 333-273308**

Dear David Barthel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 18, 2023

General

1. We note that you are registering the resale of up to 754,670,238 shares of common stock. However, we note from your disclosure on page 2 that you currently have 300,000,000 shares of common stock authorized at this time. Please either revise so that the volume of common stock registered in the resale offering does not exceed the number of shares of common stock that remain available for issuance at the time you anticipate having the registration statement declared effective or revise to update your disclosure once the Capital Event Amendment referenced on page 2 has been approved by your stockholders. For guidance, refer to Staff Legal Bulletin No. 19 Section II.B.1.a.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis A. Bevilacqua, Esq.